Exhibit (n)

THE COMMUNITY REINVESTMENT ACT
QUALIFIED INVESTMENT FUND

Plan in Accordance with Rule 18f-3

This Plan in Accordance with Rule 18f-3 (the “Plan”) has been adopted by the Board of Trustees of The Community Reinvestment Act Qualified Investment Fund (the “Fund”) with respect to each class of shares of the Fund. The Plan has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Each class of shares of the Fund will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend the Plan accordingly without the approval of shareholders of any class.

CRA Shares

CRA Shares are sold at net asset value without a sales charge and are sold subject to the minimum purchase requirements set forth in the Fund’s CRA Shares prospectus. CRA Shares are subject to fees under the Distribution Plan adopted with respect to CRA Shares, on the terms set forth in the Fund’s CRA Shares prospectus, but are not subject to fees under any Services Plan or any other Distribution Plan. In addition, CRA Shares are subject to fees pursuant to the Special Administrative Services Agreement between the Fund and CRAFund Advisors, Inc. pertaining to CRA Shares. Holders of CRA Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to CRA Shares. CRA Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s CRA Shares prospectus.

Institutional Shares

Institutional Shares are sold at net asset value per share without a sales charge and are sold subject to the minimum purchase requirements set forth in the Fund’s Institutional Shares prospectus. Institutional Shares are not subject to a Distribution Plan or Services Plan. Institutional Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s Institutional Shares prospectus.

Retail Shares

Retail Shares are sold at net asset value per share without a sales charge and are sold subject to the minimum purchase requirements set forth in the Fund’s Retail Shares prospectus. Retail Shares are subject to fees under the Distribution Plan and Services Plan adopted with respect to Retail Shares, on the terms set forth in the Fund’s Retail Shares prospectus, but are not subject to fees under any other Distribution Plan or Services Plan. Retail shareholders have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan and Services Plan adopted with respect to Retail Shares. Retail Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s Retail Shares prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated daily to the respective share classes in accordance with Rule 18f-3(c) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted: January 25, 2007